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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-12363

                           AmerUs Life Holdings, Inc.
             (Exact name of registrant as specified in its charter)

                                699 Walnut Street
                           Des Moines, Iowa 50309-3948
                                  515-362-3600
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Class A Common Stock, no par value
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [X]                   Rule 12h-3(b)(1)(i)       [ ]
Rule 12g-4(a)(1)(ii)       [ ]                   Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(2)(i)        [ ]                   Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(ii)       [ ]                   Rule 12h-3(b)(2)(ii)      [ ]
                                                   Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:

                                      None

                                EXPLANATORY NOTE

AmerUs Group Co. (f/k/a American Mutual Holding Company) is the successor to AmerUs Life Holdings, Inc. pursuant to Section 240.12g-3(a) of the Securities and Exchange Act of 1934 and the principles set forth in the no-action letter provided to AmerUs Life Holdings, Inc. and AmerUs Group Co. on July 24, 2000 by the Securities

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and Exchange Commission (the "Commission"). Pursuant to the Agreement and Plan
of Merger, dated December 17, 1999, between AmerUs Life Holdings, Inc. and AmerUs Group Co., AmerUs Life Holdings, Inc. merged with and into AmerUs Group Co., with AmerUs Group Co. as the surviving corporation (the "Merger"). The Merger became effective on September 20, 2000. As a result of the Merger, each share of Class A Common Stock of AmerUs Life Holdings, Inc. issued prior to the Merger was automatically converted into one issued and fully paid and non-assessable share of Common Stock of AmerUs Group Co. AmerUs Group Co. announced its succession to AmerUs Life Holdings, Inc. in a Current Report on Form 8-K filed with the Commission on September 21, 2000. The Merger and related transactions are described in AmerUs Group Co.'s Registration Statement on Form S-4 (File No. 333-36992).



Pursuant to the requirements of the Securities Exchange Act of 1934 AmerUs Life Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                 Date: April 4, 2005
                                 By:   /s/ Joseph K. Haggerty
                                       Joseph K. Haggerty
                                       Senior Vice President and General Counsel
                                       AmerUs Group Co., as successor to
                                       AmerUs Life Holdings, Inc.